News Release
                 Kansas City, MO - January 6, 1995


INTERSTATE BAKERIES CORP. TO PURCHASE CONTINENTAL BAKING COMPANY

Ralston Purina Company and Interstate Bakeries Corporation, today jointly announced the signing of a letter of intent for Interstate to acquire Ralston's wholly-owned subsidiary, Continental Baking Company, for a total purchase price of $330,000,000 in cash and 16,923,077 shares of common stock of Interstate. Other terms of the transaction were not disclosed. The closing of the sale is subject to, among other things, negotiation of a definitive acquisition agreement and a shareholders' agreement with respect to any shares of Interstate common stock retained by Ralston, final approval by the boards of directors of Ralston and Interstate, approval by the shareholders of Interstate, and various regulatory clearances. The transaction is expected to be completed during the summer of 1995.

Charles A. Sullivan, Chairman and Chief Executive Officer of Interstate, said: "I am confident our action today represents a new and exciting beginning for both Interstate and Continental. Because Continental operates primarily in different geographic areas than Interstate, its operations will complement those of Interstate, and Continental's strong brand recognition and strong operations make it a perfect match for us."

William P. Stiritz, Chairman and Chief Executive Officer of Ralston, added: "Given the fiercely competitive baking industry and the problems Continental has faced, we feel that the proposed sale is in the best interest of our shareholders. We also believe the merging of Continental and Interstate creates a new, vibrant company more capable of competing successfully in this industry and of responding to consumer needs."

The letter of intent is the culmination of an auction process for the sale of Continental Baking Company which was conducted for Ralston by CS First Boston.

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Since August of 1993, the operations of Ralston's CBG Group, which is comprised exclusively of Continental Baking Company, have been reflected by a separate class of common stock of Ralston, the Ralston-Continental Baking Group Common Stock
("CBG Stock"), which is publicly traded on the New York Stock Exchange under the symbol "CBG." Ralston's other class of common stock, the Ralston-Ralston Purina Group Common Stock ("RPG Stock") reflects the results of operations of Ralston's other businesses, plus a 45% retained interest in the CBG Group. Under the terms of Ralston's Restated Articles of Incorporation, Ralston may (i) exchange all of the outstanding shares of CBG Stock for shares of RPG Stock, based upon an average ratio of the market prices of the two classes of stock, or (ii) distribute to the holders of the outstanding shares of CBG Stock an amount equal to their proportionate interest in the "net proceeds" of the sale, either by special dividend or by pro rata redemption of all or part of the outstanding shares of CBG Stock.

The "Net Proceeds" are defined in Ralston's Articles as the gross proceeds of the sale less, among other items, taxes payable in respect of the sale, transaction expenses, the value of the preferred stock allocated to the CBG Group and allocated debt owed to Ralston, totaling approximately $410 million and other liabilities. Forty-five percent of the net proceeds would be retained by Ralston as a result of the RPG Group's retained interest.

If Ralston elects not to exchange the shares of CBG Stock for RPG Stock, it currently estimates, given the recent trading prices of the Interstate stock, that if the redemption were to occur today, the net proceeds would result in a per share distribution to CBG shareholders which would approximate in value the recent trading value of the CBG Stock. The valuation of the net proceeds, however, may vary substantially depending upon the results of future operations of Continental, fluctuations in the market value of the Interstate Stock, the terms of the definitive agreement and the valuation of retained liabilities and obligations.

St. Louis-based Continental with annual sales of approximately $2 billion is best known for its "Wonder," "Wonder Lite," "Home Pride," and "Beefsteak" brands of bread, as well as its "Hostess" brand of snack cakes, donuts, pies, muffins and cookies. The "Hostess" line includes the popular "Twinkies," "Suzy Q's," "Ding Dongs," "HoHo's," cup cakes, mini-muffins and fruit pie products. Continental operates 36 bakeries with approximately 21,000 employees.

"Continental has some of the strongest brand names in America,"
Sullivan said. "That dovetails well with our company's business strategy. At Interstate, we are committed to brand-building.
It indeed is the very heart of our business strategy."

Kansas City-based Interstate with annual sales of $1.1 billion, 31 bakeries, and 14,000 employees, also publicly traded and listed on the New York Stock Exchange (IBC) has a product line which is marketed under a number of well-known brands, including "Dolly Madison," "Butternut," "Merita," "Mickey," "Weber's," "Millbrook," "Eddy's," "Holsum," "Sweetheart," "Sunbeam," "Cotton's Holsum," "Mrs. Karl's," "Mrs. Cubbison's," and "Better Way." In addition, Interstate is the nation's largest franchisee of "Roman Meal" and "Sun Maid" bread and currently owns a license to produce and market "Wonder," "Home Pride," and "Beefsteak," and other Continental bread brands in Florida.

For information on the Companies, please contact:

Interstate Bakeries Corporation
      Charles A. Sullivan, Chairman and Chief Executive Officer
      Ray Sandy Sutton, Vice President, General Counsel
           and Corporate Secretary
      (816) 561-6600

Ralston Purina Company
      Keith M. Schopp
      (314) 982-2261